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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                               SCHEDULE 13D(1)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                           ARVIDA/JMB PARTNERS, L.P.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

          Limited Partnership Interests and Assignee Interests Therein
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Michael L. Ashner
                        Raleigh Capital Associates L.P.
                       100 Jericho Quadrangle, Suite 214
                          Jericho, New York 11735-2717
                                 (516) 822-0022
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               September 13, 1996
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

 Check the following box if a fee is being paid with the statement [  ].
 (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                              (Page 1 of 8 Pages)






- ----------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This Amendment No. 2 amends certain information contained in the final amendment to Schedule 14D-1 filed by Raleigh Capital Associates L.P., Raleigh GP Corp., Rockland Partners, Inc. and Zephyr Partners on August 6, 1996, which constituted the initial filing on Schedule 13D by such entities under Section 13(d) of the Act, and Amendment No.1 to Schedule 13D filed by such entities on August 21, 1996.

                                 SCHEDULE 13D


  CUSIP NO.  N/A                                           Page 2 of 8 Pages


- --------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Raleigh Capital Associates L.P.
- --------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
  3      SEC USE ONLY



- --------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*


                  AF; WC
- --------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]



- --------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OR ORGANIZATION


                  Delaware
- --------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

    NUMBER OF
                                 0
     SHARES       --------------------------------------------------------------
                  8     SHARED VOTING POWER
  BENEFICIALLY

    OWNED BY                     79,701 Units
                  --------------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER

    REPORTING
                                 0
     PERSON       --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
      WITH

                                 79,701 Units
- --------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                         79,701 Units
- --------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]


- --------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                         19.7%
- --------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*


                         PN
- --------------------------------------------------------------------------------


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

  CUSIP NO.  N/A                                           Page 3 of 8 Pages


- --------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Raleigh GP Corp.
- --------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
  3      SEC USE ONLY



- --------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*


                  N/A
- --------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]


- --------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OR ORGANIZATION


                  Delaware
- --------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

    NUMBER OF
                                   0
     SHARES       --------------------------------------------------------------
                  8     SHARED VOTING POWER
  BENEFICIALLY

    OWNED BY                     79,701 Units**
                  --------------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER

    REPORTING
                                   0
     PERSON       --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
      WITH

                                 79,701 Units**
- --------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                         79,701 Units**
- --------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]


- --------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                         19.7%
- --------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*


                         CO
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!






- ----------------------------------

**Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Raleigh GP Corp. is a general partner).

                                 SCHEDULE 13D

  CUSIP NO.  N/A                                           Page 4 of 8 Pages

- --------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Rockland Partners, Inc.
- --------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
  3      SEC USE ONLY



- --------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*


                  N/A
- --------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]


- --------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OR ORGANIZATION


                  Delaware
- --------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

    NUMBER OF
                                   0
     SHARES       --------------------------------------------------------------
                  8     SHARED VOTING POWER
  BENEFICIALLY

    OWNED BY                     79,706 Units**
                  --------------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER

    REPORTING
                                   0
     PERSON       --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
      WITH

                                 79,706 Units**
- --------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                         79,706 Units**
- --------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]


- --------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                         19.7%
- --------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*


                         CO
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!






- ----------------------------------

**Reflects beneficial ownership of 5 Units by Rockland Partners, L.P. (of which Rockland Partners, Inc. is the general partner) and 79,701 Units beneficially owned by Raleigh Capital Associates L.P. (of which Rockland Partners, Inc. is a general partner).

                                 SCHEDULE 13D

  CUSIP NO.  N/A                                          Page 5 of 8 Pages

- --------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Zephyr Partners
- --------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
  3      SEC USE ONLY



- --------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

                  N/A

- --------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]


- --------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OR ORGANIZATION


                  New York
- --------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

    NUMBER OF
                                   0
     SHARES       -------------------------------------------------------------
                  8     SHARED VOTING POWER
  BENEFICIALLY

    OWNED BY                     79,701 Units**
                  -------------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER

    REPORTING
                                   0
     PERSON       -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
      WITH

                                 79,701 Units**
- --------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                         79,701 Units**
- --------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]


- --------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                         19.7%
- --------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*


                         PN
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!






- ----------------------------------

**Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Zephyr Partners is a general partner).

         This Amendment No. 2 amends certain information contained in the final amendment to Schedule 14D-1 (the "Final Amendment") filed by Raleigh Capital Associates L.P. ("Raleigh Capital"), Raleigh GP Corp., Rockland Partners, Inc. and Zephyr Partners on August 6, 1996, which constituted the initial filing on
Schedule 13D under Section 13(d) of the Act, and Amendment No. 1 to Schedule 13D filed on August 21, 1996 ("Amendment No. 1"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Final Amendment and Amendment No. 1.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby supplemented and amended as follows:

         Other than pursuant to or in connection with the Raleigh Proposal (as defined below) or as otherwise disclosed in this Schedule 13D, as amended, none of the reporting persons have any plans or proposals which relate to or would result in any of the events or transactions described in (a)-(j) of Item 4.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby supplemented and amended as follows:

         On September 13, 1996, Raleigh Capital sent a letter to the General Partner, a copy of which is attached hereto as Exhibit 4 and incorporated by reference herein, indicating its opposition to the proposed financing transaction between the Partnership and Starwood Capital Group, L.P. (the "Starwood Financing Proposal") and proposing (the "Raleigh Proposal") that the Partnership and an affiliate of Raleigh Capital enter into a business combination pursuant to which Unitholders would be given the choice of receiving $500 per Unit in cash or $525 per Unit (consisting of $400 per Unit in cash plus a security of the surviving entity valued at not less than $125 per Unit).


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby supplemented and amended by adding the following, copies of which are attached hereto as exhibits:

         99.4 Letter dated September 13, 1996 from Raleigh Capital to the General Partner.

         99.5  Press Release.

                                   Signatures


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 17, 1996               RALEIGH CAPITAL ASSOCIATES L.P.
                                         By:  Raleigh GP Corp., General Partner



                                               By:  /s/ Peter Braverman
                                                    ----------------------------
                                                        Name:   Peter Braverman
                                                        Title:  Vice President

                                         By:  ROCKLAND PARTNERS, INC.,
                                              General Partner


                                               By:  /s/ Jonathan H. Paul
                                                    ----------------------------
                                                        Name:   Jonathan H. Paul
                                                        Title:  Vice President

                                         By:  ZEPHYR PARTNERS
                                              By:  GP Aeolus Inc., General
                                                   Partner


                                               By:  /s/ Edward Mattner
                                                    ----------------------------
                                                        Name:   Edward Mattner
                                                        Title:  Vice President

                                         By:  AREHGP INC., General Partner


                                               By:  /s/ John Saldarelli
                                                    ----------------------------
                                                        Name:   John Saldarelli
                                                        Title:  President

                                         RALEIGH GP CORP.


                                               By:  /s/ Peter Braverman
                                                    ----------------------------
                                                        Name:   Peter Braverman
                                                        Title:  Vice President





[Amendment No. 2 to Schedule 13D]

                                   Signatures
         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  September 17, 1996              ROCKLAND PARTNERS, INC.

                                        By:  /s/ Jonathan H. Paul
                                             -----------------------------------
                                                 Name:   Jonathan H. Paul
                                                 Title:  Vice President

                                        ZEPHYR PARTNERS
                                        By:  GP Aeolus Inc., General Partner


                                        By:  /s/ Edward Mattner
                                             -----------------------------------
                                                 Name:   Edward Mattner
                                                 Title:  Vice President

                                        By:  AREHGP INC., General Partner


                                        By:  /s/ John Saldarelli
                                             -----------------------------------
                                                 Name:   John Saldarelli
                                                 Title:  President





[Amendment No. 2 to Schedule 13D]

                              INDEX TO EXHIBITS

                                                                                                             Sequentially
Exhibit No.                                 Description                                                     Numbered Page
- -----------                                 -----------                                                     -------------
   99.4           Letter dated September 13, 1996 from Raleigh Capital to the General Partner.

   99.5           Press Release.